[BAKER BOTTS L.L.P. LETTERHEAD]
February 17, 2009
Via EDGAR and Overnight Mail
Mr. John P. Lucas
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re:	Pride SpinCo, Inc. Registration Statement on Form 10 Filed December 23, 2008 File No. 1-34231
Dear Mr. Lucas:
On behalf of Pride SpinCo, Inc. (the “Registrant”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Registrant responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, by letter dated January 16, 2009.
Please telephone the undersigned (713.229.1574) with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Courtney A. Tippy
Courtney A. Tippy

Enclosures

cc:	Randall D. Stilley Pride SpinCo, Inc.

Anne Nguyen Parker Suying Li Sandra Eisen United States Securities and Exchange Commission

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Pride SpinCo, Inc.

DATE:	February 17, 2009

RE:	Registration Statement on Form 10; Filed December 23, 2008; File No. 1-34231 Response to SEC Comments dated January 16, 2009
     We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by facsimile dated January 16, 2009 relating to the above-referenced filing (the “Registration Statement”) of Pride SpinCo, Inc. (the “Company”). We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 1 to the Registration Statement. For your convenience, our responses are prefaced by the corresponding Staff comment in italicized text.
Form 10 filed December 23, 2008
General
1.	Please ensure that you file all material agreements, including all material agreements with Pride, such as the Transition Services Agreement, the Tax Sharing Agreement and the Employee Matters Agreement. Also, please plan to file the agreement that you will enter into with Pride pursuant to which all obligations, benefits, and risks of the customer contracts pertaining to Pride Tennessee and Pride Wisconsin will be passed through to you. Finally, please file the employment agreements with your executive officers.

Response: We have filed as exhibits to Amendment No. 1 to the Registration Statement the employment agreements with our executive officers. We will file the remaining required exhibits promptly as they become available so as to provide the Staff with sufficient time to review.

With respect to the Staff’s comment regarding the Pride Tennessee and Pride Wisconsin, please note that the obligations, benefits, and risks of the customer contracts pertaining to these rigs will be passed through to Pride, not the Company. Please see the disclosure under “Business—Properties” on page 70 of the Information Statement included as Exhibit 99.1 to the Registration Statement (the “Information Statement”).

United States Securities and Exchange Commission

February 17, 2009
2.	We note that PEMEX accounted for 56% of your total pro forma revenue for the year ended December 31, 2007, and that Applied Drilling Technology, Inc. accounted for 11% of your total pro forma revenue for the nine months ended September 30, 2008. Tell us whether you had any contracts or master agreements with these parties and, if so, provide us with an analysis as to whether these should be filed as exhibits.

Response: We currently have no master agreements with PEMEX or Applied Drilling Technology, Inc. (“ADTI”), and had no such agreements during 2007 or the nine months ended September 30, 2008; rather, PEMEX and ADTI contract for our services on a rig-by-rig basis. All of our contracts with PEMEX and ADTI were entered into in the ordinary course of business. Moreover, there is no single contract with either customer upon which our business is substantially dependent or which provides for the sale of the major part of the Company’s products or services, as described in Regulation S-K Item 601(b)(10)(ii)(B). No individual contract with PEMEX or ADTI accounted for more than 9% of our pro forma revenue in 2007 or for the nine months ended September 30, 2008. For these reasons, we do not believe that our contracts with PEMEX and ADTI are required to be filed as exhibits to the Registration Statement.
Preliminary Information Statement, Exhibit 99.1
General
3.	We note that you have numerous blank spaces in the document indicating information and material that will be provided later. We also note that you have not yet filed any of the exhibits to the Form 10 other than the information statement. Please be advised that we will need sufficient time to review these materials and information once filed and may have further comments.

Response: The Information Statement has been revised to provide certain previously omitted information. We will continue to update the Information Statement to provide the remaining omitted information as it becomes available, and we will file all exhibits promptly as they become available. We understand and acknowledge that the Staff will need sufficient time to review the additional materials and information after filing, and that further comments may arise from such materials and information.
Forward-Looking Information, page 31
4.	Section 27A of the Securities Act of 1933 and Section 21E(a) of the Exchange Act expressly state that the safe harbor for forward-looking statements only applies to an issuer that, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section 15(d). As it does not appear that Pride Spinco meets this condition, please revise accordingly.

United States Securities and Exchange Commission

February 17, 2009
Response: We have revised the Information Statement to remove the references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Please see page 31.
Management’s Discussion and Analysis of Combined Financial Condition and Results of Operations, page 49
5.	Please state whether you currently maintain any off-balance sheet arrangements or plan to after the spin-off transaction. If you do not, state that fact.

Response: We have revised the Information Statement in response to the Staff’s comment. Please see page 62.

6.	We note your statement that all 110 jackup rigs currently under construction worldwide are “considered to be of a higher specification” than your rigs. Please discuss what you mean by “higher specification,” particularly in light of your disclosure that PEMEX, your largest customer, has indicated plans to use rigs with increasingly larger water depth ratings.

Response: We have revised the Information Statement in response to the Staff’s comment. Please see pages 17, 50 and 66.
Hurricane Ike, page 51
7.	Please quantify the impact of the loss of the Pride Wyoming in terms of lost revenues and earnings and discuss whether any of these losses were covered by insurance.

Response: We have revised the Information Statement to include disclosure stating that the Pride Wyoming accounted for $16.1 million, or less than 4%, of the Company’s pro forma revenues in 2008, and stating that losses associated with these lost revenues were not covered by insurance. Please see page 52. Due to current excess capacity in our rig fleet, we do not expect that the loss of the Pride Wyoming will have a material effect on the Company’s 2009 revenues and earnings.
Results of Operations, page 55
8.	Throughout this section, you often use the word “primarily” or refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify. Rather than simply using the term “primarily” in describing changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989). Discuss any other material factors that contributed to the material changes.

Response: In response to the Staff’s comment, we have expanded our disclosure in the Information Statement in accordance with Release 33-6835 to provide, where we refer to

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February 17, 2009
two or more factors that contribute to material changes over the reported periods, quantitative information regarding the contribution of each factor to the material change, to the extent such information is necessary to an understanding of the change. Please see pages 56 — 59.
Liquidity and Capital Resources, page 60
9.	Please expand your discussion to include prospective information regarding your short and long-term sources of, and needs for, capital. In this regard, we would expect you to discuss your sources of and needs for capital following the spin-off. Refer to the guidance at FRR 501.03.

Response: The Company’s capital structure and the amount and terms of its expected indebtedness have not yet been determined, and therefore prospective information regarding short and long-term capital sources and needs is not available at this time. We will provide information responsive to the Staff’s comment in a future amendment to the Registration Statement, and we understand and acknowledge that the Staff will need sufficient time to review the additional information after filing.
Contractual Obligations Table, page 61
10.	Please footnote your contractual obligations table to mention the debt that you will be incurring payable to Pride, as discussed on page 49, as well as any material changes to your contractual obligations that have occurred since December 31, 2007.

Response: As discussed above in our response to Comment No. 9, the amount and terms of the Company’s expected indebtedness have not yet been determined. We have revised the Information Statement to include a footnote to the contractual obligations table to address our debt, and we will complete the information in this footnote in a future amendment to the Registration Statement when such information is available. Please see page 61. We are not aware of any material changes to our contractual obligations that have occurred since December 31, 2007. Please note that we intend to update the Information Statement to provide information for the fiscal year ended December 31, 2008 in an amendment to the Registration Statement prior to effectiveness, and we will update our contractual obligations disclosure to December 31, 2008 accordingly.
Quantitative and Qualitative Disclosures About Market Risk, page 62
11.	Please expand your disclosure to provide quantitative information in accordance with one of the three disclosure alternatives set forth at Regulation S-K Item 305(a), or tell us why you believe that your current disclosure is appropriate.

Response: As discussed above in our response to Comment No. 9, the amount and terms, including the interest rate, of the Company’s expected indebtedness have not yet

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been determined. Because the Company currently has no indebtedness and therefore no interest rate risk, we have deleted this disclosure from the Information Statement.

With respect to foreign currency exchange rate risk, we have not previously entered into any forward exchange or option contracts, and we do not hold or issue foreign currency forward contracts, option contracts or other derivative financial instruments for speculative purposes. The Company has not entered into any material contracts denominated in Mexican pesos (the only foreign currency in which we currently transact business), and generally the contracts that are denominated in Mexican pesos (generally short-term arrangements settled in the ordinary course of business) provide for payment based on U.S. dollar equivalents. We are exposed to exchange rate fluctuations between the time such payments are transmitted by the counterparty and the time such payments are received by us, but we do not view this risk as material to the Company’s operations or financial condition and we have revised the Information Statement to reflect this belief. Please see page 62. The Company will consider additional disclosures, including quantitative information, in the event that the Company’s exposure to foreign currency exchange risk becomes material.
Legal Proceedings, page 70
12.	Please provide an update on the status of your investigation into violations of the Foreign Corrupt Practices Act.

Response: We acknowledge the Staff’s comment. While there are currently no updating changes necessary to the current disclosure regarding the investigation of potential violations of the Foreign Corrupt Practices Act, we will update the disclosure as appropriate in all future amendments to the Registration Statement.
Management, page 72
13.	Provide the complete five-year sketch that Item 401(e) of Regulation S-K requires for each individual, filling in any gaps or ambiguities with regard to time. For example, the sketch you provide for Mr. Manz is silent regarding the periods from August to October 2008 and September 2007 to April 2008. Also make clear for each officer how long he or she has served in each position listed during the five years. Where titles have changed during the covered time, identify when each change took place.

Response: We have revised the Information Statement in response to the Staff’s comment. Please see pages 72 and 73.
Compensation Discussion and Analysis, page 75
14.	We note that you determine executive compensation by reference to the nationally recognized executive compensation surveys used by your compensation consultant.

United States Securities and Exchange Commission

February 17, 2009
Please identify the names of the surveys used and provide a description of and a list of the component companies covered.

Response: We have revised the Information Statement in response to the Staff’s comment. Please see pages 76 and 77. As discussed in the revised language in the Information Statement, the surveys are comprised of between 60 and 400 component companies. Due to the large number of component companies, we have not named the individual component companies, but we have provided disclosure regarding the characteristics of the component companies selected.

15.	Please tell us what comprises “the compensation data,” as used under “Base Salary,” “Annual Cash Incentive Compensation,” and “Long-Term Stock-Based Incentive Compensation.” We note that on page 76, you also use the terms “compensation survey data” and “comparison data”.

Response: We have revised the Information Statement to clarify that “the compensation data” is comprised of the comparator group compensation data, together with the compensation survey data, each as described on page 77. We have further revised the Information Statement to remove the inconsistent term “comparison data.” Please see page 77.

16.	Please discuss why Messrs. Stilley and Manz will receive guaranteed prorated bonuses for 2008.

Response: We have revised the Information Statement in response to the Staff’s comment. Please see page 78.

17.	We note your statement that “Each metric is assigned a minimum threshold result, below which no amount of the bonus would be awarded with respect to that metric, a target result and a maximum result, at which the amount of the bonus awarded with respect to that metric would be 100% of the target bonus with respect to Messrs. Cestero and German, 150% of the target bonus with respect to Mr. Manz and 200% of the target bonus with respect to Mr. Stilley.” Please explain the how you arrived at the differing percentages applicable to each executive.

Response: We have revised the Information Statement in response to the Staff’s comment. Please see page 78.

Certain Relationships and Related Party Transactions, page 93

18.	For each related party transaction you disclose, provide an approximate dollar value of the amount involved in the transaction, if quantifiable. Additionally, describe your policies and procedures for reviewing, approving, or ratifying these related party transactions. For example, we note your statement on page 49 that you expect to enter into agreements with Pride for continuation of certain corporate function services, but

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February 17, 2009
the terms and prices on which such services are rendered may be different than the terms and prices in effect prior to the spin-off.

Response: We acknowledge the Staff’s comment. The Company has disclosed the approximate dollar values of the related party transactions to the extent quantifiable at this time. Pursuant to the Master Separation Agreement, the mat-supported jackup rig business to be contributed to the Company will be subject to an amount of debt to be determined, the proceeds of which will have been distributed to Pride, but the Master Separation Agreement will not require the payment of any fees. Neither the Tax Sharing Agreement nor the Employee Matters Agreement will require the payment of any fees to Pride. The Transition Services Agreement will involve the payment of fees, the amounts of which are dependent on the Company’s actual utilization of the various offered services. Therefore, the aggregate amounts of these fees are not quantifiable at this time. The methodology for calculating the fees under the Transition Services Agreement will be set forth in a schedule to the agreement, which will be filed as an exhibit to the Registration Statement in a future amendment.

We have revised the Information Statement disclosure referred to in the Staff’s comment (on page 49) to clarify that the agreement governing the continuation of certain corporate function services is the Transition Services Agreement, and that the fees payable for such services will be set forth in the Transition Services Agreement. Please see page 49. Further, we have revised the Information Statement to include a description of the Company’s procedures for related party transactions. Please see page 98.

19.	You state that in connection with the contribution and separation, you will assign to Pride all intellectual property rights owned or used in your business. Please explain in better detail how you will conduct your business when all the intellectual property rights used therein will be owned by another party.

Response: We have revised the Information Statement to clarify that, while Pride will retain title to all intellectual property, the Company will receive a perpetual royalty-free license through the Master Separation Agreement that will enable the Company to continue to use all the intellectual property currently used to conduct its business. Please see page 95.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

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•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.